EXHIBIT (a)(1)(H)

Bulldog Investors General Partnership
Park 80 West - Plaza Two, Suite 750, Saddle Brook, NJ 07663
Phone: 201-556-0092 / Fax: 201-556-0097 / info@bulldoginvestors.com

November 16, 2007

The Board of Trustees
Franklin Universal Trust
One Franklin Parkway
San Mateo, CA 94403

Dear Trustees:

Bulldog Investors General Partnership (BIGP) holds of record 100 common shares of Franklin Universal Trust (the Trust) and beneficially owns approximately 2.4 million common shares.  We believe that the time has come to permanently eliminate the Trusts persistent double-digit discount to net asset value (NAV) through open-ending, liquidation or conducting a self-tender offer for 100% of the Trusts shares at NAV.

Please be advised that at the next annual shareholder meeting we intend to nominate the five persons named below for election as Trustees.

The Nominees are:

Phillip Goldstein (born 1945); 60 Heritage Drive, Pleasantville, NY 10570 – Since 1992, Mr. Goldstein has been an investment advisor and a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus Fund L.P., Full Value Partners L.P., Full Value Offshore Ltd. and Full Value Special Situations Fund L.P.  He has been a director of the Mexico Equity and Income Fund since 2000 and Brantley Capital Corporation since 2001.

Gerald Hellerman ( born 1937 ); 5431 NW 21st Avenue, Boca Raton, FL 33496 -- Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firm's inception in 1993.  Mr. Hellerman currently serves as a director, chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc.; a director of MVC Capital, Inc.; a director of the Old Mutual 2100 fund complex (consisting of six funds); a director of Brantley Capital Corporation;
and a director of AirNet Systems, Inc. since 2005.

Rajeev Das (born 1968); 68 Lafayette Ave., Dumont, NJ 07628 – Principal of Bulldog Investors, a group of investment funds and Managing Member of the general partner of Opportunity Income Plus L.P.; Currently director of Mexico Equity and Income Fund, Inc. (since 2001) In 2006 served as director of Brantley Capital.

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663. Mr. Dakos is a self-employed investment advisor and a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds: Opportunity Partners L.P., Opportunity Income Plus Fund L.P.,Full Value Partners L.P., Full Value Special Situations Fund L.P., and Full Value Offshore L.P.  He has been a director of the Mexico Equity and Income Fund since 2001 and Brantley Capital Corporation since 2007.

Glenn Goodstein (born 1963); 2308 Camino Robledo, Carlsbad, CA 92009.  Mr. Goodstein is a registered investment advisor and managing member of the general partner of Mercury Partners LP, an investment partnership.  He is a director of Mexico Equity and Income Fund.

None of our nominees is an interested person of the Trust nor does any nominee personally own any shares of the Trust except that my wife and I jointly beneficially own 72,897 shares.  Mr. Dakos, Mr. Das, Mr. Goodstein and I are each a principal of one or more of the entities that are general partners of BIGP.Each of our nominees has consented to be named in the proxy statement as a nominee and to serve as a director if elected.  There are no arrangements or understandings between BIGP and any of the above nominees or any other person(s) in connection with the nominations.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we can promptly provide it in order to cure any deficiency.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner